June 1, 2006

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:        Response to Questions on Accelrys, Inc.’s March 31, 2005 Form 10-K filed June 13, 2005 (File No. 000-27188)

Dear Ms. Collins:

Pursuant to our supplemental conversations, we are providing the SEC Staff with our response to two of the comments included in your letter dated November 29, 2005. Set forth below is the comment as it appeared in such letter, followed by our response thereto:

Comment:

1.              Please refer to comment 1 of our letter dated September 19, 2005. We note your response and believe that you must assess materiality regarding the effect of presenting your statements of cash flows to include separate cash flow information for discontinued operations for operating, investing and financing activities for each period presented. If you conclude that providing such information is material, you must restate your financial statements. Please advise as to your assessment of materiality, for all periods presented, regarding the effect of not presenting this cash flow information related to your discontinued operations.

Response:

The Company has concluded that the effect of providing this information is material and will restate its historical financial statements to present this information. We have reflected such restatement in our Form 10-K for the year ended March 31, 2006, which was filed on May 24, 2006.

Comment:

2.              Please refer to comment 5 of our letter dated September 19, 2005. We note that prior to the modification of your annual license agreements, you believed that you established VSOE based on list prices for PCS. Additionally, we also note that the price for PCS is available separately if the customer is renewing PCS for a perpetual license and the price allocation for PCS purchased with a term-based license is based on the PCS renewal rate. Finally, you state that your term-based licenses are always co-terminus with the related PCS. Tell us how you considered TPA 5100.68 in recognizing revenue related to your term-based licenses up-front. In this regard, if your term-based licenses and the related PCS services are co-terminus, it is difficult to establish VSOE of the PCS services as the PCS services have not been sold separately. Additionally, while TPA 5100.68 does not address one-year time based licenses, note that the PCS renewal terms in a perpetual license cannot be used to provide VSOE of fair value of PCS bundled with a one-year term license. Please advise to clarify.

Response:

The Company has determined that the appropriate accounting for such contracts is to recognize the revenue ratably over the term of the PCS and will restate its historical financial statements accordingly. We have reflected such restatement in our Form 10-K for the year ended March 31, 2006, which was filed on May 24, 2006.

* * * * *

With the response provided above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and;

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses provided above enable the SEC staff to better comprehend our specific facts and circumstances. Should you need any further information or clarification you may contact me at (858) 799-5447.

Best regards,

/s/ David M. Sankaran
David M. Sankaran
Senior Vice President and Chief Financial Officer
Accelrys, Inc.